Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

	Six Months Ended
	June 30,

(Dollars in millions)	2015	2014
Income before income taxes	$1,790	$1,754
Adjustments:
(Income) loss from equity investees, net of distributions	11	(13)
(Income) loss attributable to noncontrolling interests	6	(1)
Income before income taxes, as adjusted	$1,807	$1,740
Fixed charges included in income:
Interest expense	$128	$132
Interest portion of rental expense	26	21
Interest credited to contractholders	1	3
Total fixed charges included in income	$155	$156
Income available for fixed charges	$1,962	$1,896
RATIO OF EARNINGS TO FIXED CHARGES:	12.7	12.2